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Exhibit 99.2

For Immediate Release March 28, 2003	Contact: Rita Sherman (561) 820-8393

RINKER MATERIALS CORPORATION COMPLETES THE TENDER
OFFER AND CONSENT SOLICITATION FOR ITS OUTSTANDING U.S.
DEBT SECURITIES DUE 2004

        West Palm Beach, FL—Rinker Materials Corporation ("Rinker Materials") today announced that it has completed its tender offer (the "Offer") for all of its outstanding 6.875% Guaranteed Notes due March 1, 2004 (the "notes"). The notes are guaranteed by CSR Limited ("CSR") and are also guaranteed by Rinker Group Limited ("RGL") as of today, the date the demerger, or spin-off, of RGL from CSR became effective. As of the expiration of the Offer at 9:00 a.m. today, New York, City time, US$145,238,000 in aggregate principal amount of notes were validly tendered out of US$195,000,000 currently outstanding.

        As previously announced, Rinker Materials has received sufficient consents to amend the indenture dated as of March 1, 1994 pursuant to which the notes were issued and executed a supplemental indenture to effect those amendments.

        Set forth in the table below is the percentage of principal amount of notes outstanding that were purchased and for which consents were received, as well as the total consideration (which includes the applicable consent payment) to be paid for each US$1,000 principal amount of notes. The payment date is expected to be April 2, 2003.

UST Reference Security	UST Reference Yield	Tender Offer Yield	Offer Consideration	Consent Payment	Accrued Interest	Total Consideration*
3.00% Note due February 29, 2004	1.230%	1.480%	$1,028.78	$20.00	$5.92	$1,054.70

*
Includes the consent payment

        Credit Suisse First Boston acted as the Dealer Manager for the Offer. The Information Agent is MacKenzie Partners, Inc. The Depositary for the Offer is Bank One, N.A.

        This press release is neither an offer to purchase nor a solicitation of an offer to sell the notes. The Offer was made only by an Offer to Purchase and Consent Solicitation Statement dated February 28, 2003 as supplemented by Supplement No. 1 dated March 14, 2003. Persons with questions regarding the Offer and the consent solicitation should contact the Information Agent, toll-free at 1-800-322-2885 or collect at 1-212-929-5500, or the Dealer Manger, toll free at 1-800-820-1653 or collect at 1-212-538-8474.

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  Exhibit 99.2
RINKER MATERIALS CORPORATION COMPLETES THE TENDER OFFER AND CONSENT SOLICITATION FOR ITS OUTSTANDING U.S. DEBT SECURITIES DUE 2004